October 11, 2013

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporate Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RadNet, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 18, 2013 Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012 Filed April 1, 2013 File No. 001-33307

Dear Ms. Jenkins:

We acknowledge receipt of the letter of comment dated September 20, 2013 from the Staff of the Division of Corporation Finance with regard to the above-referenced filings. We have repeated the Staff’s comment below, followed by our response.

Form 10-K for the Year Ended December 31, 2012

General

1. Please be advised that your correct file number for Exchange Act reporting purposes is 001-33307.

We confirm that in future filings we will use the correct file number.

Item 1. Business, page 3

2.	Based on review of historical trends of the last three years, it appears your business experiences the lowest revenues during the first quarter of each year as indicated by net losses recognized during the first quarters of 2013, 2012 and 2011. In addition, based on the earnings release, you state your first quarter is generally the most challenging quarter with respect to procedural volumes because of typical seasonality in your business. Please provide a draft to be included in future filings to address the seasonality of your business, as required by Item 303(a)(3) of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

We propose to include a disclosure in future filings, to the extent appropriate, substantially as follows:

“We typically experience some seasonality to our business. During the first quarter of each year we generally experience the lowest volumes of procedures and the lowest level of revenue for any quarter during the year.  This is primarily the result of two factors.  First, our volumes and revenue are typically impacted by winter weather conditions in our northeastern operations.  It is common for snowstorms and other inclement weather to result in patient appointment cancellations and, in some cases, imaging center closures.  Second, in recent years, we have observed greater participation in high deductible health plans by patients.  As these high deductibles reset in January for most of these patients, we have observed that patients utilize medical services less during the first quarter, when securing medical care will result in significant out-of-pocket expenditures.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

3.	Please disclose in the Overview section the total diagnostic imaging services performed for each year the consolidated statements of operations are presented.

We propose to include a disclosure in future filings, substantially as follows (with appropriate changes for the applicable periods presented):

“The total number of diagnostic imaging services performed for each of the years ended December 31, 2012, 2011 and 2010, were 4,142,267, 3,740,443 and 3,315,019, respectively.”

4.	Please tell us whether you have off-balance sheet arrangements pursuant to Item 303(a)(4) of Regulation S-K. If so, present off-balance sheet arrangements in a separately-captioned section in future filings.

We advise the Staff that we do not have any off-balance sheet arrangements pursuant to Item 303(a)(4) of Regulation S-K.

5.	We note other operating expenses increased significantly (over 15%) during the year ended December 31, 2012 and the quarter ended March 31, 2013. Please provide a draft disclosure to be included in future filing that describes the cause(s) of this change. Please refer to Regulation S-K 303(a)(3). Alternatively, explain why you believe such disclosure is not necessary.

We advise the Staff that the increase referred to in the comment above is related to the additional expenses associated with centers added from our acquisition of Lenox Hill.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

We propose to include a disclosure in future filings with respect to Other Operating Expenses, substantially as follows (with appropriate changes for the applicable periods presented):

“Other operating expenses, including billing fees, office supplies, repairs and maintenance, insurance, business tax and license, outside services, utilities, marketing, travel and other expenses increased $6.3 million, or 17.9%, to $41.4 million for the three months ended March 31, 2013 compared to $35.1 million for the three months ended March 31, 2012.

Other operating expenses, including only those centers which were in operation throughout the first quarters of both 2013 and 2012, decreased $736,000, or 2.1%. This 2.1% decrease is in line with our decrease in procedure volumes at these centers. This comparison excludes expenses from centers that were acquired or divested subsequent to January 1, 2012. For the three months ended March 31, 2013, other operating expenses from centers that were acquired subsequent to January 1, 2012 and excluded from the above comparison were approximately $7.0 million.”

Item 8. Financial Statements and Supplementary Data, page 50

Consolidated Statements of Operations, page 52

6.	It appears that the caption “Cost of operations” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by disclosing parenthetically that depreciation and amortization are excluded from the caption “Cost of operations.”

We confirm that in future filings, as appropriate, we will revise our presentation to reflect “Cost of operations” as “Cost of operations, excluding depreciation and amortization”.

Note 1 – Nature of Business, page 57

7.	Please tell us how your VIE disclosures comply with the requirement to present assets and liabilities of the VIE on the face of your consolidated balance sheets pursuant to ASC 810-10-45-25.

We determined under ASC 810-10-45-25 that it is not necessary to present assets and liabilities of our VIE on the face of the consolidated balance sheets for the following reasons:

1.	None of our VIE’s assets are pledged, or restricted solely for use in settlement of obligations of the VIE; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

2.	Our VIE has no outstanding obligations of its own.

Note 2 – Summary of Significant Accounting Policies, page 58

Reclassification, page 58

8.	Please tell us why the reclassification was appropriate pursuant to ASC 954-605-45-5(b). We note that it is your policy “to attempt to collect amounts due from patients…at the time of service.”

The reclassification referenced in the comment above was appropriate given the guidance in ASC 954-605-45-4, which states:

“Some health care entities may perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered. For example, some health care entities have a policy of providing services to patients and recording patient service revenue regardless of their ability to pay and, in some cases (for example, hospital emergency departments), are required by law to treat emergency conditions regardless of a patient’s ability to pay. As a result, those health care entities might record revenue along with a relatively high bad-debt provision in the period of service. A health care entity that recognizes significant amounts of patient service revenue at the time the services are rendered even though it does not assess the patient’s ability to pay shall present all of the following as separate line items on the face of the statement of operations:

1. Patient service revenue (net of contractual allowances and discounts)

2. The provision for bad debts (the amount related to patient service revenue and included as a deduction from patient service revenue)

3. The resulting net patient service revenue less the provision for bad debts.”

As mentioned in the guidance above, a health care entity should present net patient revenue net of the provision for bad debts if it recognizes significant amounts of patient service revenue at the time the services are rendered even though it does not assess the patient’s ability to pay. Although we attempt to collect deductibles and co-payments due from patients with insurance at the time of service, this attempt to collect at the time of service is not an assessment of the patient’s ability to pay nor are revenues recognized based on an assessment of the patient’s ability to pay. As indicated in Note 2 of our financial statements included in our Form 10-K for the year ended December 31, 2012, “A significant portion of our provision for bad debt relates to co-payments and deductibles owed to us by patients with insurance.” The reason that a significant portion of our provision for bad debt relates to co-payments and deductibles is that the revenue for such co-payments and deductibles is recognized absent an assessment of the patient’s ability to pay. As such, the guidance in ASC 954-605-45-4 is applicable to RadNet. We are not subject to the guidance provided for in ASC 954-605-45-5(b) as it is applicable if “the entity only recognizes revenue to the extent it expects to collect that amount”, which is not the manner in which we recognize revenue.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

Revenues, page 59

9.	Please separately present managed care capitation revenues pursuant to ASC-954-605-45-3. We note that you received 13% of your payments from capitation arrangements in 2012. Please comply with this comment in future filings and confirm your compliance with us.

We confirm that in future filings we will separately present managed care capitation revenues pursuant to ASC 954-605-45-3.

Deferred Financing Costs, page 60

10.	Please tell us why you are not amortizing the deferred financing costs under the effective interest method.

We advise the Staff that we are not amortizing deferred financing costs under the effective interest method because we have determined that the difference in amortization between an amount calculated under the effective interest rate method and under the straight line method is immaterial (less than 0.1% of total consolidated quarterly interest expense for all periods presented). Accordingly, we have determined that the straight line method, which we currently apply, approximates the effective interest rate method.

We propose to include in future filings the following revised critical accounting policy:

“DEFERRED FINANCING COSTS - Costs of financing are deferred and amortized on a straight-line basis over the life of the associated loan, which approximates the effective interest rate method.”

Note 4 – Facility Acquisitions, page 66

11.	Please tell us how you considered ASC 805-20-25-12 and 13 in concluding that favorable lease and customer-related intangible assets were not required to be recognized for Pueblo Radiology acquisition.

At the closing of the Pueblo Radiology acquisition, we determined that all rents associated with the operating lease assumed as part of our purchase of Pueblo Radiology were at current market value. Accordingly, no amount for favorable lease contracts was recorded.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

Further, no intangible assets such as those described in ASC 805-20-25-13 were identified in the Pueblo Radiology acquisition as the lease did not provide entry into a market or other future economic benefits that qualify as identifiable intangible assets. In addition, we evaluated whether there were other identifiable intangible assets acquired and concluded there were none (see response to comment #12 below for more information).

Note 5 – Goodwill and Other Intangible Assets, page 70

12.	Based on Note 4, it appears that since January 1, 2010 you recognized customer-related intangible assets for only the Imaging On Call, LLC acquisition. Please tell us how you considered ASC 805-20-25-10 and 805-20-55-23 through 28 in concluding that customer-related intangible assets were not required to be recognized apart from goodwill for acquisitions other than Imaging On Call, LLC.

Imaging On Call, LLC is a teleradiology business. Its revenues are driven by contracts with customers including hospitals, clinics, and imaging centers which we acquired. As a result, Imaging On Call’s customers were recognized as a separable and identifiable intangible asset.

Our acquisitions since January 1, 2010, other than Imaging On Call, LLC, have been limited to diagnostic imaging companies. Typically, diagnostic imaging companies have customer-related intangible assets in the form of contracts with physician groups. However, when RadNet acquires diagnostic imaging companies in California, any existing contracts with physician groups are cancelled and physicians become employees of RadNet’s Beverly Radiology Medical Group (BRMG). For acquisitions of diagnostic imaging companies outside California, any existing contracts with physician groups are cancelled and RadNet enters into new contracts with new local physicians. In both cases, there are no acquired customer-related intangible assets to be recognized apart from goodwill.  RadNet believes that its cancelling of existing contracts with physician groups is consistent with a market participant’s treatment of such contracts.

Note 8 – Notes Payable, Line of Credit and Capital Leases, page 71

13.	We note you refinanced your credit facility in October 2012 and April 2013. Please tell us how you considered ASC 470-50, Modifications and Extinguishment, for these transactions and provide us with your analysis to determine if the transactions were a modification or extinguishment.

We determined that the refinancing of our credit facility in October 2012 and then again in April 2013 were each modifications of our existing credit facility under ASC 470-50 and were accounted for as such.  We made this determination as follows:

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

Background:

In April 2010, RadNet entered into a Credit and Guaranty Agreement (“2010 Credit Facility”) whereby Radnet Management Inc. obtained a $285.0 million, six year term loan and a $100.0 million, five year revolving credit facility.  The revolving credit facility was increased by $21.25 million in November 2011 for a total revolving credit facility of $121.25 million. For the purposes of our analysis, this 2010 Credit Facility is considered the “Original Debt Instrument”.

In October 2012, RadNet completed a refinancing of the 2010 Credit Facility by entering into a new Credit and Guaranty Agreement providing for a $350 million, six year term loan and a $101.25 million revolving five year credit facility.  For the purposes of our analysis, this transaction is the “October 2012 Refinance”.

In April 2013, RadNet refinanced the October 2012 term loan component of its credit facility by entering into a $388.3 million term loan payable over the same time frame as the October 2012 term loan.  No adjustment was made to the revolving credit facility in April 2013.  For the purpose of our analysis, this transaction is the “April 2013 Refinance”.

The Original Debt Instrument as well as the new term loans executed in October 2012 and April 2013 were loan participations with Barclays as the lead lender. Accordingly, we applied the guidance in ASC 470-50 on a single lender basis (Barclays to Barclays).

October 2012 Refinance:

As the October 2012 Refinance included both a term loan and revolving credit facility, each was examined under ASC 470-50 to determine if the transactions were modifications or extinguishments of the Original Debt Instrument.

Term Loan:

Cash Flow Test:

Generally, an exchange of debt instruments with “substantially different” terms constitutes a debt extinguishment. Consequently, the old debt would be derecognized and the resulting gain or loss would be recognized in current earnings. ASC 470-50 considers debt instruments to be “substantially different” if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different.

The refinance analysis for the October 2012 term loan was performed comparing the cash flows remaining under the terms of the Original Debt Instrument to the stated principal balances and terms of the October 2012 Refinance. The cash flow streams were discounted at the effective interest rate of the Original Debt Instrument, which was 5.9% (ASC 470-50-40-12).

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

The results of the Present Value Test for the term loan portion of the October 2012 Refinance were as follows (in thousands):

Present Value of Original Debt Instrument: $279,087

Present Value of October 2012 Refinance: $281,831

Change in Present Value: 1%

Because the change in present value was less than 10%, the term loan was deemed to be a modification in accordance with ASC 470-50.

Revolving Credit Facility:

The lenders participating in the revolving credit facility under the Original Debt Instrument and in the revolving credit facility under the October 2012 Refinance were the same. Our analysis below was performed for each lender in the group applying the guidance in ASC 470-50.

ASC 470-50-40-21 Modifications to or exchanges of line of credit or revolving debt arrangements resulting in either a new line of credit or revolving debt arrangement or resulting in a traditional term debt arrangement shall be evaluated in the following manner:

1.	The debtor shall compare the product of the remaining term and the maximum available credit of the old arrangement (this product is referred to as the borrowing capacity) with the borrowing capacity of the new arrangement.

2.	If the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the creditor, and any third-party costs incurred shall be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement), essentially accounting for the transaction as a modification.

Because both the remaining term and the maximum available credit increased for each lender, the borrowing capacity of the October 2012 Refinance was greater than the Original Debt Instrument for each lender. Accordingly, we determined that the revolving credit facility under the October 2012 Refinance was a modification of the revolving credit facility under the Original Debt Instrument in accordance with ASC 470-50-40-21.

April 2013 Refinance:

The refinance analysis for the April 2013 term loan was performed comparing the cash flows remaining under the terms of the Original Debt Instrument to the stated principal balances and term of the April 2013 Refinance.  In accordance with ASC 470-50, the Original Debt Instrument was used, as the transaction took place within one year of the October 2012 Refinance.  The cash flow streams were discounted at the effective interest rate of the Original Debt Instrument, which was 5.9% (ASC 470-50-40-12).

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

The results of the Present Value Test for the April 2013 Refinance were as follows (in thousands):

Present Value of Original Debt Instrument: $278,203

Present Value of October 2012 Refinance: $257,311

Change in Present Value: 8%

Because the change in present value was less than 10%, the term loan was deemed to be a modification per ASC 470-50.

Note 11 – Income Taxes, page 78

14.	In determining that deferred tax assets are more likely than not to be realized, we note the objective evidence you evaluated was the “three years of cumulative operating income.” Please tell us how you considered the three years of cumulative net loss (excluding the 2012 tax benefit of $60.4 million) in evaluating your objective evidence.

We advise the Staff that as noted in Note 11 of our consolidated financial statements, we evaluate all sources of future taxable income when determining if deferred tax assets are more likely than not to be realized, including projected future taxable income, scheduled reversals of deferred tax liabilities, and prudent tax planning strategies. In assessing projected future taxable income, we consider the evidence provided by historical results. When evaluating historical results, we considered both historical operating (or pre-tax) income as well as historical net losses. Note that the variance between our cumulative three years of historical pre-tax income of $0.4 million at December 31, 2012 and our cumulative three years of net loss of $(1.4) million at December 31, 2012 (excluding the benefit recognized associated with the release of our valuation allowance) represents state tax provisions in certain jurisdictions where we operate. Additionally, we considered the fact that the cumulative net loss over the three year period was caused by losses incurred in 2010. For the two years ended December 31, 2012, cumulative pre-tax income was $12.5 million and cumulative net income, when excluding the benefit recognized associated with the release of our valuation allowance, was $11.2 million. These historical results were considered when assessing the reasonableness of future forecasted taxable income exclusive of reversing temporary differences. After consideration of historical results and an evaluation of all sources of future taxable income, we concluded, based on the weight of available evidence, that our deferred tax assets are more likely than not to be realized, with the exception of certain deferred tax assets relating to state net operating losses for which a valuation allowance remains as of December 31, 2012.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Report of the Independent Registered Public Accounting Firm, page 3

15.	We note that your independent auditor’s report refers to “the auditing standards” of the PCAOB rather than to “the standards” of the PCAOB as is required by the PCAOB’s Auditing Standard No. 1. Please explain why the report includes the qualifier “auditing”; and if the reason is that there is a typographical error, please amend the filing to include a corrected independent auditor’s report.

The inclusion of the word “auditing” was a typographical error. We will amend the filing to include a corrected independent auditor’s report.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

* * * * *

In connection with responding to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By: /s/ Howard G. Berger, M.D. Name: Howard G. Berger, M.D. Title: Chief Executive Officer

cc:	Myra Moosariparambil, Staff Accountant Dean Suehiro, Senior Staff Accountant Linda Michaelson, Esq. (via email)